See a full list of work experiences, publications and certifications on LinkedIn

Jessi Roesch

- Executive Leadership
- Product Management
- Technical Implementation
- Go-to-Market Strategy
- Client Success
- Sales Operations
- Marketplace Sourcing
- Project Management
- Vendor Management
- Employee Hiring & Coaching

EDUCATION & COURSES

Bachelor's of Arts in Strategic Communication | 2007- 2011
Miami University
Oxford, OH
University Honors with Distinction, Cum Laude

Authentic Leadership Journey October 2016
GE Crotonville
Ossining, NY

Leading Complex Projects November 2021
IDEO U
San Francisco, CA

Learning for Action Climate Fellowship | Oct. 2023-Jan. 2024
Terra.do
Stanford, CA

PUBLICATIONS

The Innovator's Guide to Emerging Skills
Degreed
January 2019

Voice of the Learner Report
Digital Learning Consortium
October 2018

CERTIFICATIONS

CrossFit Level 2 Trainer | 2023
CrossFit
Georgetown, TX

Level 6 Consulting, Level 5 Presenting, Level 5 Change Management | 2018
Degreed
San Francisco, CA

CrossFit Level 1 Trainer | 2018
CrossFit
Scotts Valley, CA

LEADERSHIP EXPERIENCE

Founder | *Downland – January 2022 to present*
- Conduct over 50 customer discovery calls in two weeks, develop business & financial models and go-to-market strategy
- Secure industry-leading advisory team, over $60k in pre-sales, 15 landowner LOIs and launch crowdfund
- Conduct site visits and soil sampling to assess site viability for Central Texas operations

Entrepreneur in Residence | *Antler – October 2023 to December 2023*
- Selected from less than 3% of applicants to ideate on business ideas during Antler's 0-1 founder residency program with a focus on climate, sustainability and regenerative agriculture
- Conduct over 50 customer discovery calls in two weeks, develop business & financial models and go-to-market strategy

Head of Product & Strategy | *LeasePoint Funding Group – January 2022 to July 2023*
- Serving as an executive team member, scale operations, credit analyst, customer service to support 379.2% YoY growth and recognized as number 180 on the Inc. 5000
- Develop the strategy and vision for SaaS and services product offerings, including product roadmaps, and deploy resources for timely delivery of new features and revenue streams

Vice President, Strategic Initiatives | *Spruce – May 2021 to November 2021*
- Serve as a member of Spruce's executive team, executing future-looking growth initiatives
- Complete the post-acquisition integration of Spruce's first target company in less than 90 days, migrating 84% of legacy customers, growing service volume 14%, retaining 100% of revenue, and decreasing costs by 32%
- Launch Spruce's affiliate program, contracting its first cohort of paid referral partnerships

Vice President, Operations | *Spruce – August 2020 to May 2021*
- Serve as a member of Spruce's executive team, expanding its Operations functions, including Customer Service, Sales Development, Client Success and Accounting to absorb 130% YoY growth.
- Absorb and expand Client Success capabilities to include a support model for day-to-day client interactions at 42% cost reduction
- Mature Spruce's Sales Development function staffing a full-time team, sourcing a diverse pipeline of suppliers representing 50% women-owned and 24% BIPOC-owned local businesses, and supporting supply needs for 10 new market launches.

Senior Director, Operations | *Spruce – August 2019 to August 2020*
- Serve as member of Spruce's executive team, leading the Operations team performing sales operations, customer service, supplier account management, business intelligence, and compliance management functions.
- Implement a variety of Spruce's business facing systems, including business intelligence tooling in Looker and supporting data models, Salesforce and billing automation flows via Workato, email CRM via Groove and Talkdesk VOIP.
- Transform the structure of customer service to accommodate a flexible, part-time model that scales efficiently with business needs.
- Support operational changes in response to the COVID-19 pandemic to retain customers and uphold increased safety standards.

Business Operations Manager | *Degreed – March 2018 to June 2019*
- Launch and grow portfolio of skill measurement product offerings from $0 to $1.5M through tight partnership through cross-functional coordination of sales, product, technology, operations, implementation and client support teams.
- Write and publish thought leadership on credentialing, talent management, internal mobility and related topics to clients and prospects throughout the relationship lifecycle. Use market research to vet strategic partnerships and acquisition targets.
- Consult top clients on incorporating best practices and research into real strategies, and enable our global sales team to do the same. Evolve our go-to-market strategy while maintaining operational rigor around contract structure, pricing, profitability and P&L management.

Software Sales Operations Leader for the Americas | *General Electric – July 2017 to March 2018*
- Build and lead a growing team across international sites providing quotes, renewals, licensing maintenance, customer service, order entry and administrative sales support for GE Digital software sales and